Micromem Technologies Inc.
(A development stage company)

Revised Management's Discussion and Analysis

For the three-month period ended January 31, 2004

The following discussion and analysis is intended to provide greater details of the results of operations and financial condition of the Company during the period. Certain statements under this caption constitute "forward-looking statements" which are subject to certain risks and uncertainties. The Company's actual results may differ significantly from the results discussed in such forward-looking statements.

This Management's Discussion and Analysis has been revised to provide a more substantive discussion on the business of the Company to assist in analyzing the Consolidated Financial Statements.

Going concern

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred substantial losses in its development stage and is still in the development stage. It will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technologies. The sources of these funds have not yet been identified and there can be no certainty that sources will be available in the future.

The Company's ability to continue as a going concern is in substantial doubt and it is dependent upon completing the development of its technology for a particular application, achieving profitable operations, obtaining additional financing, and successfully bringing its technologies to the market. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

1.1 Date

June 23, 2004

1.2 Results of Operations

Three months ended January 31, 2004 compared to Three months ended January 31, 2003

The Company had no operating revenue in the period, its only activities being the development of its memory technologies under a research collaboration with the University of Toronto as discussed below. Its only income during the period was $521 being interest earned on excess funds retained as deposits with banks compared to $15,301 for the same period in 2003.

Costs and expenses decreased to $192,815 during the period in 2004 from $229,893 during the same period in 2003.

The Company continued to focus its efforts in progressing the research and development of its memory technologies by incurring $83,075 during the period ended January 31, 2004 compared to $98,987 for the same period in 2003. The current year expenses relate to payments under the various research agreements with the University of Toronto. These research agreements are part funded by the Company with the remaining funds being provided by certain research funding agencies, as further detailed in the Company's

2003 Form 20-F. The research continues to be performed under the supervision of Dr. Ruda at the University of Toronto. The various milestones laid out under the research agreements are being met and progress reports are provided to the Company in regular meetings held with Dr. Ruda. The Company is confident that the research is progressing as planned and will report on significant milestones when achieved, through press releases to its shareholders.

All support costs as detailed have reduced in line with the reduced operations of the Company consequent to the closure of its own research facilities in October 2002:

- ?? Professional fees increased to $33,480 during the period in 2004 from $28,514 in 2003. These are primarily costs incurred to meet the continued filing requirements in the United States and Canada, patent and trademark filing and the Company's defense relating to the Greenwood Construction litigation faced by Pageant.
- ?? Wages and salaries decreased 37% to $35,231 from $56,130 in 2003 and will continue to remain at these levels as the Company has outsourced its research activities and therefore has minimum infrastructure requirements. The Company has only 6 employees.
- ?? Administration expenses decreased 58% to $19,201 from $45,808 in 2003. The costs primarily included Insurance costs of $9,000 relating to the Directors & Officers' Insurance policy and office insurance. Rent costs have reduced due to sublet of part of the Toronto premises to other corporations. The Company continues to look for avenues to reduce its costs.

1.3 Summary of Quarterly Results

Unaudited quarterly financial information

(all amounts in United States dollars)

Quarter ended,	January 31, 2004	October 31, 2003	July 31, 2003	April 30, 2003	January 31, 2003	October 31, 2002	July 31, 2002	April 30, 2002
Total Revenue	521	$ 3,036	$ 642	$ 1,142	$ 15,301	$ 57,743	$ 27,931	$ 66,547
Loss for the period	192,294	642,503	165,261	427,609	214,592	10,423,341	628,603	797,439
Loss per share: Basic and diluted	0.004	0.01	0.005	0.01	0.005	0.22	0.01	0.02

Notes:
1. The increase in the loss for the quarter ended October 31, 2002 is due to a $10,000,000 write down of royalty rights, the effect of which is $0.22 per share.

1.4 Liquidity

The Company currently has no cash flow from operations and will have none until it is in a position to either license or directly produce and sell products utilizing its memory technologies.

Micromem currently has no lines of credit in place and must obtain equity financing from investors and from persons who hold outstanding options in order to meet its cash flow needs until it can generate revenues.

Micromem has granted to its directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise his options and there can be no assurance that Micromem will realize any funds.

In the current fiscal year up to January 31, 2004 the Company has raised $73,000 through two equity private placements to fund its working capital requirements as further detailed in 1.9 below. The Company has raised an additional $200,000 through exercise of employee options, since the end of the quarter.

As of January 31, 2004 the Company had a cash balance of $100,843. The Company requires additional funds to meet its working capital requirements for the rest of the year the sources of which are yet to be identified.

1.5 Capital Resources

Micromem had no material commitments for capital expenditures as of January 31, 2004. In March 2001, Micromem and Pageant International Inc. ("Pageant") completed an asset purchase agreement with Estancia Limited and Richard Lienau, which provided for the purchase of all interests and royalties in respect of VEMRAM? technology and all rights, entitlements and interests held by Estancia Limited and Richard Lienau under the Joint Ownership and Licensing Agreement dated as of September 17, 1997. The total consideration payable in respect of the purchased assets is $50 million U.S. dollars in the form of cash and shares. Of this amount, $10 million U.S. dollars was paid at closing through a cash payment of $2.0 million U.S. dollars and the issuance by Micromem of 2,007,831 common shares valued at $3.98 U.S. dollars per share. The balance of $40 million U.S. dollars will be payable in two equal amounts of $20 million U.S. dollars each upon achievement of certain milestones provided that a minimum of 50% of each $20 million U.S. dollars payment shall be in the form of shares of Micromem.

As no further payments toward the purchase price were made to Estancia under the Asset Purchase Agreement, Pageant has conveyed back a percentage of the VEMRAM™ Patents and granted a gross profits royalty to Estancia Limited such that Pageant would remain holding a 60% interest in the VEMRAM™ Patents and it would be required to pay a 32% gross profits royalty to Estancia Limited in respect of the VEMRAM™ technology, as of March 9, 2004.

1.6 Off-Balance Sheet Arrangements

The Company is not party to any material off-balance sheet arrangements. In addition, it has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

1.7 Related Party Transactions

In the normal course of business, the Company enters into transactions with companies under common control. Such items are measured at agreed upon exchange amounts and included in the consolidated financial statements.

1.8 Critical accounting policies

Use of estimates:
The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Patents and trademarks:
Patents and trademarks are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow.

Research and development expenses:
Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP. The Company has determined that no development costs have met these criteria at the financial reporting date.

Foreign currency translation:
The functional currency of the Company is the United States dollar. The Company's wholly-owned subsidiaries are integrated foreign operations and therefore, the Company uses the temporal method whereby monetary assets and liabilities are translated into Canadian dollars using the rate of exchange in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at rates of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net loss for the period.

1.9 Outstanding Share Data

The Company has 49,532,187 common shares issued and outstanding as of January 31, 2004.

Additionally the Company has a number of Options issued to employees and Warrants issued as part of Private Placement of shares, as further described below.

- ?? 5,300,000 stock options with an exercise price of $0.10 granted to employees under the Company's Employee Stock Option Plan are yet to be exercised.

- ?? In August 2003, the Company completed Unit private placements to private investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. Under the private placements, the Company received $162,500 as subscription proceeds for the sale and issue of 2,031,250 Units. Each Unit consists of one Common Share and one Series A Warrant. Each Series A Warrant entitles the holder to purchase one Common Share and one Series B Warrant for $0.08 until expiry 12 months from the date of issue. Each Series B Warrant entitles the holder to purchase one additional Common Share for $0.08 until expiry 12 months from the date of issue.

- ?? In December 2003, the Company completed Unit private placements to private investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. Under the private placements, the Company received $33,000 as subscription proceeds for the sale and issue of 300,000 Units. Each Unit consists of one Common Share and one Series A Warrant. Each Series A Warrant entitles the holder to purchase one Common Share and one Series B Warrant for $0.11 until expiry 12 months from the date of issue. Each Series B Warrant entitles the holder to purchase one additional Common Share for $0.11 until expiry 12 months from the date of issue.

- ?? In December 2003, the Company also completed a Unit private placement with a private investor. Under the private placement, the Company received $40,000 as subscription proceeds for the sale and issue of 500,000 Units. Each Unit consists of one Common Share and one Series A Warrant. Each Series A Warrant entitles the holder to purchase one Common Share and one Series B Warrant for $0.08 until expiry 12 months from the date of issue. Each Series B Warrant entitles the holder to purchase one additional Common Share for $0.08 until expiry 12 months from the date of issue.

1.10 Financial Instruments and Other Instruments

The fair values for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature. The Company does not have any derivative contracts.

Risk Factors

The Company and the Company's investors face a number of significant risks, which remain substantially unchanged from those described in Part I, item 3-D, *" Risk Factors",* of the Company's 2003 Annual Report on Form 20-F filed with United States Securities and Exchange Commission (and filed with the Ontario, Alberta, British Columbia and Manitoba Securities Commission through "Sedar").

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Revised Consolidated Balance Sheet

(Expressed in United States dollars)

As at,

	January 31, 2004 [unaudited]	October 31, 2003 [audited]
Assets		
Current assets:		
Cash and cash equivalents	$ 24,846	$ 79,233
Term Deposits	75,997	219,930
Deposits and other receivables	172,718	47,207
	273,561	346,370
Capital assets	-	3,768
Patents and trademarks	-	-
Royalty rights	-	-
	273,561	350,138
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	288,417	245,700
Shareholders' equity:		
Share capital:		
Authorized:		
2,000,000 special preference shares, redeemable, voting		
Unlimited common shares without par value		
Issued and outstanding:		
49,532,187 common shares (2003 - 48,732,187)	31,309,287	31,236,287
Contributed surplus	578,891	578,891
Deficit accumulated during the development stage	(31,903,034)	(31,710,740)
	(14,856)	104,438
Commitments and contingencies		
	$ 273,561	$ 350,138

See accompanying notes to financial statements.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Revised Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

For the three month period ended January 31,

		2004	2003	Period from September 3, 1997 to January 31, 2004
		[unaudited]	[unaudited]	[unaudited]
Revenue:				
Interest and other income	$	521	$ 15,301	$ 527,159
Costs and expenses (income):				
Administration		19,201	45,808	2,011,386
Professional fees		33,480	28,514	2,731,075
Wages and salaries		35,231	56,130	9,372,842
Research and development		83,075	98,987	6,099,357
Travel and entertainment		3,665	1,461	993,631
Amortization of patents and trademarks		-	9,253	67,596
Amortization of capital assets		3,768	18,152	339,899
Operating Leases		-	-	109,412
Loss on sale of investment		-	-	54,606
Write-down of investment		-	-	61,020
Write-down of royalty rights		-	-	10,000,000
Write-down of patents and trademarks		-	-	299,820
Loss (gain) on disposal of capital assets		-	-	65,460
Fees to related parties		-	-	186,000
Interest expense		-	-	75,027
Unrealized foreign exchange loss (gain)		14,395	(28,412)	(56,615)
		192,815	229,893	32,410,516
Loss before income taxes	$	(192,294)	$ (214,592)	$ (31,883,357)
Proivsion for (recovery of) income taxes Current		-	-	19,677
Net loss for the period		(192,294)	(214,592)	(31,903,034)
Deficit accumulated during the development stage, beginning of period		(31,710,740)	(30,260,775)	-
Deficit accumulated during the development stage, end of period	$	(31,903,034)	$ (30,475,367)	$ (31,903,034)
Loss per share - basic and diluted	$	(0.004)	$ (0.005)	$ (0.746)
Weighted average number of shares		49,271,317	46,700,937	42,784,657

See accompanying notes to financial statements.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Revised Consolidated Statement of Cash Flows
(Expressed in United States dollars)

For the three month period ended January 31,

	2004 [unaudited]	2003 [unaudited]	Period from September 3, 1997 to January 31, 2004
Cash flows from operating activities:			
Net loss for the period	$ (192,294)	$ (214,592)	$ (31,903,034)
Adjustments to reconcile loss for			
the period to net cash used in operating activities:			
Amortization of patents and trademarks	-	9,253	67,596
Amortization of capital assets	3,768	18,152	525,119
Loss (gain) on sale of investment	-	-	49,810
Write down of investment	-	-	61,020
Loss (gain) on disposal of capital assets	-	-	65,460
Write-down of royalty rights	-	-	10,000,000
Write-down of patents and trademarks	-	-	299,820
Share Compensation expense	-	-	7,285,696
Non-cash wages and salaries	-	-	34,000
Change in non-cash working capital items,			
Decrease (increase) in deposits and other receivables	(125,511)	87,080	(164,121)
Increase (decrease) in accounts payable and accrued liabilities	42,717	(118,115)	182,373
Net cash used in operating activities	(271,320)	(218,222)	(13,496,261)
Cash flows from investing activities:			
Capital assets	-	(1,074)	(725,037)
Proceed on disposal of capital assets			134,458
Patents and trademarks	-	(15,984)	(367,416)
Sale of available-for-sale investment	-	-	260,641
Royalty Rights	-	-	(2,000,000)
Term Deposits	143,933	-	(75,997)
Net cash provided by (used in) investing activities	143,933	(17,058)	(2,773,351)
Cash flows from financing activities:			
Issue of common shares	73,000	-	15,713,733
Net process from shareholder loan	-	-	544,891
Loan proceeds from Avanticorp International Inc.	-	-	112,031
Rights issue costs	-	-	(76,197)
Net cash provided by (used in) financing activities	73,000	-	16,294,458
Increase (decrease) in cash and cash equivalents	(54,387)	(235,280)	24,846
Cash and cash equivalents, beginning of period	79,233	983,939	-
Cash and cash equivalents, end of period	$ 24,846	$ 748,659	$ 24,846
Supplemental cash flow information:			
Interest paid	-	-	76,987
Income taxes paid	-	-	66,722

See accompanying notes to financial statements.

Micromem Technologies Inc.
(A development stage company)

Notes to the Revised Consolidated Financial Statements

For the three month period ended January 31, 2004

1. Revised Consolidated Financial Statements

The 2003 Consolidated Financial Statements were previously filed with a reporting currency in Canadian dollars. The 2003 consolidated financial statements have been revised to reflect the Company's functional currency which is in United States dollars. Through the consideration of relevant factors, it was determined that the functional currency should continue to be in United States dollars continuously throughout 2003.

2. Going Concern:

The consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred substantial losses in its development stage. It will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technologies. The sources of these funds have not yet been identified and there can be no certainty that sources will be available in the future.

The Company's ability to continue as a going concern is dependent upon completing the development of its technology for a particular application, achieving profitable operations, obtaining additional financing and successfully brining its technologies to the market. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

3. Summary of significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in United States dollars. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the company's year end audited consolidated financial statements of October 31, 2003.